SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Skye Bioscience, Inc.
(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

29102Y101

(CUSIP Number)

Emerald Health Sciences Inc.

Office 8262, 408 - 55 Water St., Vancouver, British Columbia, Canada V6B 1A1

+1-778-868-1582

(Name, Address, and Telephone Number of Person Authorized
 to Receive Notices and Communications)

With a copy to:

Mark C. Lee, Esq.

Rimon, P.C.

423 Washington Street, Suite 600

San Francisco, California 94111

January 27, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29102Y101	Page 2 of 5

1	NAMES OF REPORTING PERSONS Emerald Health Sciences Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 124,280,934 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 124,280,934 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 124,280,934 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.4% (2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Consists of (i) 111,387,251 shares of Common Stock; (ii) 7,500,000 shares of Common Stock issuable upon exercise of warrants; and (iii) 5,393,683 shares of Common Stock issuable upon conversion of the outstanding principal and accrued interest associated with the Credit Agreement (as defined herein).

(2)

Based on (i) 476,108,445 shares of Common Stock outstanding as of December 31, 2021; (ii) 7,500,000 shares of Common Stock issuable upon exercise of warrants; and (iii) 5,393,683 shares of Common Stock issuable upon conversion of the outstanding principal and accrued interest associated with the Credit Agreement.

CUSIP No. 29102Y101	Page 3 of 5

Item 1. Security and Issuer

This Amendment No. 7 (“Amendment No. 7”) to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 30, 2018, as amended by Amendment No. 1 thereto filed with the SEC on March 5, 2018, Amendment No. 2 thereto filed with the SEC on November 2, 2018, Amendment No. 3 thereto filed with the SEC on February 4, 2019,Amendment No. 4 thereto filed with the SEC on April 1, 2019, Amendment No. 5 thereto filed with the SEC on December 20, 2019, and Amendment No. 6 thereto filed with the SEC on August 17, 2020 (as amended, the “Schedule 13D”), relating to the shares of common stock, $0.001 par value per share (“Common Stock”), of Skye Bioscience, Inc., a Nevada corporation formerly known as Emerald Bioscience, Inc. (the “Issuer”).The principal executive offices of the Issuer are located at 5910 Pacific Center Blvd., Suite 320, San Diego, CA92121. Except as amended and supplemented hereby, the Schedule 13D remains in full force and effect. All capitalized terms not otherwise defined in this Amendment No. 7 shall have the same meanings ascribed thereto in the Schedule 13D.

Item 2. Identity and Background

(a) This Amendment No. 7 to Schedule 13D is being filed by Emerald Health Sciences Inc. (the “Reporting Person”).

(b) The business address of the Reporting Person is Office 8262, 408 - 55 Water St., Vancouver, British Columbia, Canada V6B 1A1.

(c) The principal business of the Reporting Person is investments that advance the development of cannabis in pharmaceutical, botanical, and bioceutical applications.

(d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Not Applicable.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of the Transaction

As of December 31, 2021, pursuant to the Credit Agreement, the Reporting Person has accrued additional interest, resulting in an increase in the number of shares of Common Stock issuable upon conversion of the outstanding principal and accrued interest associated with the Credit Agreement. The Reporting Person intends to distribute to its shareholders in the form of a dividend all of the common stock of the Issuer held by the Reporting Person .

Subject to ongoing evaluation, except as set forth above, the Reporting Person has no current plans or proposals which relate to or would result in any of the following:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

CUSIP No. 29102Y101	Page 4 of 5

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns 124,280,934 shares of Common Stock, which represents approximately 23.4% of the outstanding shares of Common Stock.

(b) The Reporting Person has the sole power to vote and sole power to dispose of 124,280,934 shares of Common Stock, which represent approximately 23.4% of the outstanding shares of Common Stock.

(c) No transactions in the Issuer’s Common Stock were effected during the past 60 days by the Reporting Person except as set forth in Item 3 above.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

None.

CUSIP No. 29102Y101	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

EMERALD HEALTH SCIENCES INC.

Dated: January 31,2021	By:	/s/ Stephen Hall,
Stephen Hall,
Chief Financial Officer